82-2748

VECTOR
Corporate Finance Lawyers

02042173

W. Hastings Street
. BC, Canada V6C 2W2
Tel. 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

VIA COURIER

June 11, 2002

RECEIVED JUN 19 2002

PROCESSED JUL 01 2002 THOMSON FINANCIAL

COPY

SUPPL

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 6, 2002, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.
3. Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been originally executed by Graham H. Scott, the Secretary of the Company.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Exchange (Attn: Index Analyst, Corporate Finance Services)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager)

dlw 6/26

p:\clients\1-sedar\goldclif\so\feb-02\f20-sob.doc

82-2748

BC FORM 45-902F (Formerly Form 20)
Securities Act (British Columbia)
Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

(604) 685-5685
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

Incentive Stock Option to purchase up to 85,000 Common Shares without par value on or before February 28, 2007.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Nazir Dhalla	Options to purchase 85,000 shares expiring February 28, 2007	May 30, 2002	$0.10 per share	s.74(2)(9) – A	N/A

A = Securities Act (British Columbia)

p:\clients\1-sedar\goldclif\so\feb-02\f45-902f.doc

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$8,500

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 6 day of June, 2002.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per: [signature]
(Signature of authorized signatory

Leonard W. Saleken, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Nazir Dhalla	Tel: (604) 632 4653 E-mail: N/A	Options to purchase up to 85,000 shares expiring February 28, 2007	s.74(2)(9) – A

A = Securities Act (British Columbia)

82-2748

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

1. Goldcliff Resource Corporation (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 6, 2002 of incentive stock options to purchase up to 85,000 shares expiring February 28, 2007 of the Issuer, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102, Resale of Securities, at the distribution date.

DATED at Vancouver, B.C. this 11th day of June, 2002.

Goldcliff Resource Corporation

By: ______________________
(Signature)

Graham H. Scott
(Name – please print)

Secretary
(Title – please print)

COPY

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the 10th day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.
2. If the issuer has completed 2., file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

82-2748

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

VIA COURIER

June 11, 2002

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

COPY
JUN 1 9 2002

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Otish Mountain Property
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 10, 2002, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.
3. Form 45-102F2, Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities, which has been originally executed by Leonard W. Saleken.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Legal Assistant

ls
Encl.

cc: TSX Venture Exchange (Attn: Index/Treasury Order Specialist, Market Information Services)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager)

p:\clients\1-sedar\goldclif\otish\f20-sob.doc

82-2748

COPY

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

(604) 685-5685
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

150,000 Common Shares without par value. See items 5 and 8.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Glen McCormick Chibougamau, P.Q.	50,000 Common Shares	Jun.06/2002	$0.08 per share	s.74(2)(18) - A	4 months + 1 day

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Jean Robert Val d'Or, Quebec	50,000 Common Shares	Jun.06/2002	$0.08 per share	s.74(2)(18) - A	4 months + 1 day
William Hamilton(1) Maple Ridge, B.C.	50,000 Common Shares	Jun.06/2002	$0.08 per share	s.128(f) - R	4 months + 1 day

A = Securities Act (British Columbia)
R = Rules
(1) See item 8 below.

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$5,000.

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation Paid (number and type of security and/or cash amount ($ - Cdn.)	Price per Share ($ - Cdn.)
William Hamilton 10435 Tamarack Crescent Maple Ridge, B.C. V2W 1B3	50,000 Common Shares(1)	$0.10 per share

(1) The exemption relied on is section 128(f) of the Securities Rules (British Columbia).

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 10 day of JUNE, 2002.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per: ______________________
(Signature of authorized signatory

Leonard W. Saleken, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement

of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Glen McCormick 404 Normand Street Chibougamau, P.Q. G82P 2M3	Tel: 418 748 2875 E-mail: N/A	50,000 Common Shares	s.74(2)(18) - A
Jean Robert 703 St. Phillipe, C.P. 1773 Val d'Or, Quebec J4P 5Y9	Tel: 819-738 4376 E-mail: N/A	50,000 Common Shares	s.74(2)(18) - A
William Hamilton 10435 Tamarack Crescent Maple Ridge, B.C. V2W 1B3	Tel: 604-467-4187 E-mail: N/A	50,000 Common Shares	s.128(f) - R

A = Securities Act (British Columbia)
R = Rules

82-2748

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

Goldcliff Resource Corporation (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 6, 2002 of 150,000 common shares of the Issuer, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102, Resale of Securities, at the distribution date.

DATED at Vancouver, B.C. this 10 day of June, 2002.

Goldcliff Resource Corporation

By: ______________________
(Signature)

Leonard W. Saleken
(Name – please print)

President and director
(Title – please print)

COPY

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the 10th day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.
2. If the issuer has completed 2., file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.